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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
             U.S.$10,000,000 7.03 per cent. Callable Notes of 1999,
                              due November 9, 2006






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: October 26, 1999


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        The following information regarding the U.S.$10,000,000 7.03 per cent.
Callable Notes of 1999, due November 9, 2006 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S.$10,000,000 7.03 per cent. Callable Notes of 1999, due November 9, 2006.

               (b) The interest rate shall be 7.03 per cent., payable monthly.

               (c) Maturing November 9, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on November 9, 2000 and semi-annually thereafter with 10 New York business day's notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               The Bank will enter into a Terms Agreement with Merrill Lynch as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to


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purchase, a principal amount of the Notes aggregating US$10,000,000 at 100%, less commissions of 1.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about November 9, 1999.

               The Terms Agreement will provide that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

               The Manager is expected to offer the Notes to the public at 100%.

        Item 3.  DISTRIBUTION SPREAD



                        Price to                  Selling Discounts           Proceeds to the
                         Public                    and Commissions                 Bank(1)
                 ---------------------          ---------------------         ---------------
                     Per Unit: 100%                     1.00%                    99.00%
                 Total: USD 10,000,000               USD 100,000              USD 9,900,000


        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               Not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               None






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(1) Without deducting expenses of the Bank, which are not yet known.